UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Interleukin Genetics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

458738101

(CUSIP Number)

Jonathan S. Groat

Delta Dental Plan of Michigan, Inc.

4100 Okemos Road

Okemos, MI 48864

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458738101

(1)	Name of reporting person. Delta Dental Plan of Michigan, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Michigan
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 10,928,962(1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 10,928,962(1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person: 10,928,962(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 22.9%(2)
(14)	Type of reporting person (see instructions) CO

(1)	Consists of 500,000 shares of Series B convertible preferred stock, par value $0.001 per share, which is convertible into shares of Interleukin Genetics, Inc.’s (the “Issuer”) common stock, par value $0.001 per share (“Common Stock”).
(2)	Calculated based on 36,761,864 shares of the Issuer’s Common Stock outstanding, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 10, 2012.

Item 1.	Security and Issuer

This Schedule 13D relates to common stock, par value $0.001 per share (the “Common Stock”) of Interleukin Genetics, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 135 Beaver Street, Waltham, MA 02452, United States.

Item 2.	Identity and Background

Delta Dental Plan of Michigan, Inc., a Michigan nonprofit dental care corporation (“DDMI”), was formed for the purpose of expanding the availability of oral and dental care by providing dental insurance benefit programs. DDMI was organized on October 19, 1964. DDMI’s business address is 4100 Okemos Road, Okemos, Michigan 48864.

During the past five years, DDMI has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding DDMI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

DDMI purchased the securities described in Item 4 below for $3,000,000 (the “Original Price”) using working capital.

Item 4.	Purpose of Transaction

On June 29, 2012, DDMI entered into a Stock Purchase Agreement (the “Agreement”) with the Issuer pursuant to which the Issuer sold to DDMI 500,000 shares of Series B convertible preferred stock, par value $0.001 per share (the “Series B Preferred Stock”) at a purchase price of $6.00 per share (the “Original Per Share Price”). DDMI has acquired the Series B Preferred Stock for investment purposes and to support its strategic relationship with the Issuer. The Series B Preferred Stock is initially convertible into 10,928,962 shares of the Issuer’s Common Stock, reflecting a conversion rate calculated by dividing the Original Price by $0.2745, subject to adjustment pursuant to certain antidilution provisions in the Certificate of Designations, Preferences, and Rights of the Series A-1 Preferred Stock and Series B Preferred Stock attached to this Schedule 13D as Exhibit 99.2 (the “Certificate of Designation”) and hereby incorporated by reference. For all matters, including voting on matters where the holders of the Series B Preferred Stock have a separate vote as a single class, each holder of shares of Series B Preferred Stock shall be entitled to the number of votes equal to the number of shares of the Issuer’s Common Stock into which such shares of Series B Preferred Stock could be converted and shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise expressly provided in the Certificate of Designation or as required by law, voting together with the Common Stock as a single class on an as-converted basis). DDMI, as the holder of the Series B Preferred Stock, has the right to elect one member of the Issuer’s Board of Directors.

The following paragraphs discuss the plans and proposals of DDMI which relate to or result in the matters enumerated in Item 4 of this Schedule 13D as of the date of the filing. No representation is made and no reference should be drawn from omission that such plans and proposals will not change or that new plans or proposals will not be developed in the future.

(d) Pursuant to the Agreement, so long as at least forty percent (40%) of the originally issued shares of Series B Preferred Stock remain outstanding, the Issuer’s Board of Directors may not consist of more than seven (7) members. DDMI, as the sole holder of the shares of Series B Preferred Stock, has the right to appoint one of the seven members of the Issuer’s Board of Directors. DDMI has appointed Goran Jurkovic as director.

(e) The Series B Preferred Stock accrues dividends at a rate of 8% of the Original Per Share Price per annum, payable only when, as and if declared by the Issuer’s Board of Directors and is non-cumulative. If the Issuer declares a distribution, with certain exceptions, payable in securities of other persons, evidences of indebtedness issued by the Issuer or other persons, assets (excluding cash dividends) or options or rights to purchase any such securities or evidences of indebtedness, then, in each such case the holders of the Series B Preferred Stock are entitled to a proportionate share of any such distribution as though the holders of the Series B Preferred Stock were the holders of the number of shares of the Issuer’s Common Stock into which the holder’s shares are convertible as of the record date fixed for the determination of the holders of the Issuer’s Common Stock entitled to receive such distribution.

In the event of any liquidation, dissolution or winding up of the Issuer, whether voluntary or involuntary, the holders of the Series B Preferred Stock shall be entitled to receive, on a pari passu basis, prior and in preference to any distribution of any of the Issuer’s assets or surplus funds to the holders of the Issuer’s Common Stock, the amount of two times the Original Per Share Price plus all declared but unpaid dividends on such share for each share of Series B Preferred Stock then held. If upon the occurrence of any liquidation, dissolution or winding up of the Issuer, the assets and funds thus distributed among the holders of the Series B Preferred Stock are insufficient to permit the payment to such holders of the full preferential amount, then the entire assets and funds shall be distributed ratably among the holders of the Series B Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive. After receiving this amount, the holders of the Series B Preferred Stock shall participate on an as-converted basis with the holders of Common Stock in any of the Issuer’s remaining assets.

(g) See response above in the introduction and to subparagraph (e) of this Item 4. Reference is also made to Exhibits 99.1 and 99.2 attached to this Schedule 13D, where are hereby incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)	DDMI beneficially owns 10,928,962 shares of the Issuer’s Common Stock, which is 22.9% of the Issuer’s outstanding Common Stock.

The number of shares reported in this Item 5(a) consists of the 10,928,962 shares of Common Stock issuable to DDMI upon conversion of the 500,000 shares of Series B Preferred Stock owned by DDMI.

(b)	DDMI has sole voting power over 10,928,962 shares, sole dispositive power over 10,928,962 shares, shared voting power over 0 shares and shared dispositive power over 0 shares.

(c)	See Item 4 of this Schedule 13D.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to the terms of the Agreement, DDMI and the Issuer have entered into a Registration Rights Agreement pursuant to which the Issuer has granted DDMI “piggyback” registration rights with respect to the shares of the Issuer’s Common Stock issuable upon conversion of the Series B Common Stock. The Registration Rights Agreement is attached as Exhibit 99.3 to this Schedule 13D and is hereby incorporated by reference into this Item 6.

Also, see the response under Item 4 above.

Item 7.	Material to be Filed as Exhibits

99.1	Stock Purchase Agreement, dated June 29, 2012 between Issuer and Delta Dental Plan of Michigan, Inc. (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on June 29, 2012)

99.2	Certificate of Designations, Preferences, and Rights of Series A-1 Preferred Stock and Series B Preferred Stock filed with the Delaware Secretary of State on June 29, 2012 (incorporated by reference to Exhibit 3.3 of the Issuer’s Current Report on Form 8-K filed on June 29, 2012)

99.3	Registration Rights Agreement, dated June 29, 2012 between Issuer and Delta Dental Plan of Michigan, Inc. (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed on June 29, 2012)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2012	Delta Dental Plan of Michigan, Inc., a Michigan nonprofit corporation

	By:	/s/ Jonathan S. Groat

	Name:	Jonathan S. Groat
	Title:	Vice President and General Counsel

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).